January 15, 2013

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Tim Buchmiller
Reviewing Attorney

Re:	Wright Medical Group, Inc.
Registration Statement on Form S-4
Filed on December 21, 2012
File No. 333-185601

Ladies and Gentlemen:

On behalf of Wright Medical Group, Inc. (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 10, 2013 relating to the Company’s Registration Statement on Form S-4 (File No. 333-185601) (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2 – Preliminary Consideration Transferred, page 148

1.	We note that the preliminary value of the contingent value rights is approximately$.55 each while potential total payments under the contingent value rights are $0, $3.50, $5 and $6.50 each, depending on which milestones are achieved. Please address the following:

•

Explain to us in greater detail how the preliminary value of the contingent value rights was determined. In this regard, we note that your methodology appeared to utilize changes in the stock price of the target after the merger announcement, which you state was $7.29 per share. Discuss how you considered the change in the target’s stock price from the prior business days’ closing price ($4.15) to the opening price on the day of the announcement.

Securities and Exchange Commission

January 15, 2013

The preliminary value of the contingent value rights (“CVRs”) was determined using a market-based approach. This approach calculated an implied fair value of the aquiree, BioMimetic Therapeutics, Inc. (“BioMimetic”). The value of the CVRs was then determined to be the residual value after the subtraction of the estimated value of total upfront consideration from the implied fair value of BioMimetic.

The market capitalization of BioMimetic (using a 10-day average market price for BioMimetic shares, post announcement of the Merger Agreement, of $7.29 per share and 28,225,241 BioMimetic shares outstanding as of November 1, 2012 and the additional anticipated number of BioMimetic shares issued as a result of the conversion of certain outstanding BioMimetic options into shares) was used as a proxy for the fair value of BioMimetic. The upfront consideration assumes holders of BioMimetic stock will receive $1.50 in cash and 0.2482 of a share of Company common stock. We used a 10-day average market price for Company shares, post announcement of the Merger Agreement, of $20.96. Accordingly, the preliminary value of the CVRs was calculated to be $17,441,340. These 10-day average market prices were used to estimate market value of each respective stock, however upon closing the fair value assigned to the CVRs will be based upon the CVRs’ market closing price and quantity of CVRs outstanding if the CVRs are publically traded on the closing date of the merger. If the CVRs are not yet publically traded, the residual value methodology described above will be utilized to value the CVRs, however using the closing share price information for the Company and BioMimetic on the closing date of the merger.

The actual change in BioMimetic’s stock price from the prior business days’ closing price to the opening price on the day of the announcement was not directly factored into the preliminary valuation of the CVRs because under ASC 805, the fair value of consideration transferred will be measured as of the acquisition date, not the announcement date.

In addition, in response to the Staff’s comment, the Company proposes to amend its footnote to the pro forma financial statements in the Registration Statement, as set forth on Appendix A.

•

Discuss how you considered whether certain changes in the target’s stock price may not result from a change in the perceived value of the contingent value rights. For example, we note that part of the consideration for the transaction is your common stock. As such, changes in the price of your common stock could also impact the target’s stock price by virtue of the fixed exchange ratio.

The Company acknowledges that certain changes in BioMimetic’s stock price may not result from a change in the perceived value in the CVRs such as the impact of the change in share price of the Company by virtue of the fixed exchange ratio. In addition, there are generally many other factors impacting BioMimetic’s stock price (e.g. general macro-economic trends, changes in the regulatory

Securities and Exchange Commission

January 15, 2013

environment, competition, inflation, changes in management, etc.), all of which are difficult to factor into the preliminary valuation of the CVRs. However, after the acquisition closes, the CVRs will have a readily determinable fair value (they will be publically traded) and therefore there will be an actual market price available to value the CVRs.

•	Discuss how your assessments of the likelihood of achieving the milestones compares with the implied assessment here, which suggests a low likelihood of achieving the first milestone, FDA approval.

Because we utilized a market-based methodology for determining the implied fair value for the CVRs, the implied likelihood of achieving the CVR milestones, including FDA approval, does not necessarily indicate the Company’s internal assessment of such likelihood. The nature of the FDA approval process does not easily lend itself to management accurately predicting the likelihood of achieving Augment® Bone Graft product approval.

In addition, in response to the Staff’s comment, the Company proposes to amend its footnote to the pro forma financial statements in the Registration Statement, as set forth on Appendix A.

•

Explain why you believe this valuation is most representative of fair value. Discuss any other valuation methodologies you considered and why you ultimately concluded this methodology to be the most representative of fair value.

ASC 820 establishes a three-level hierarchy of fair value measurements. The guidance prioritizes observable data from active markets, placing measurements using those inputs in the highest level of the fair value hierarchy (Level 1). The lowest level in the hierarchy (Level 3) includes inputs that are unobservable (which may include an entity’s own assumptions about cash flows or other market inputs). By distinguishing between inputs that are observable in the marketplace, and therefore more objective, and those that are unobservable and therefore more subjective, the hierarchy is designed to indicate the relative reliability of the fair value measurements. Consistent with the guidance in ASC 820, our market based methodology for valuing the CVRs utilizes Level 1 inputs including the trading prices of shares of BioMimetic and the Company. We considered using other valuation techniques, such as certain probability-adjusted lattice models (Level 3 inputs), to determine the value of the CVRs. However, given the availability of Level 1 inputs and the inherent subjectivity of Level 3 inputs that would be utilized in a probability-adjusted lattice model, we determined that this market-based methodology is most representative of fair value for purposes of the preliminary valuation.

2.	We note that the contingent value rights could result in a range of possible fair values on the measurement date and that this may have a material impact on the amount of goodwill to be recorded in the financial statements. Please provide a discussion of the material factors that could impact the fair value that is ultimately assigned to the contingent value rights and how such changes may impact the ultimate amounts recorded in your financial statements for this transaction.

Securities and Exchange Commission

January 15, 2013

After the closing of the merger, the CVRs will be publically traded. For purposes of preparing the ASC 805 purchase price allocation, the fair value assigned to the CVRs and the associated liability related to payments under the CVR agreement will be based upon the CVRs market closing price and quantity of CVRs outstanding if the CVRs are publically traded on the closing date of the merger. If the CVRs are not yet publically traded, the residual value methodology used for pro forma purposes will be utilized to value the CVRs, however using the closing share price information for the Company and BioMimetic on the closing date of the merger. The material factors that may impact the valuation of the CVRs and ultimately the amount of goodwill to be recorded in the financial statements include the market’s expectation and potential timing for FDA approval of Augment® Bone Graft and the expected product sales and timing associated with the product subsequent to FDA approval considering the risk associated with the commercialization of the product. As a result of these factors, the valuation of the CVRs at the closing of the merger may be materially different from the amount included in the preliminary valuation for purposes of the pro-forma financial statements.

In addition, in response to the Staff’s comment, the Company proposes to amend its footnote to the pro forma financial statements in the Registration Statement, as set forth on Appendix A.

3.	Please add a discussion of how the contingent value rights will be accounted for following the closing of the transaction. Discuss how changes in the fair value of the contingent value rights will be measured and how such changes could impact your balance sheet and results of operations in future periods.

The CVRs are contingent consideration because they represent contingent payment to the owners of BioMimetic in exchange for their ownership in the entity. In accordance with ASC 805-30-35-1, contingent consideration is recorded as a liability at fair value on the acquisition date. That guidance requires that changes in the fair value of cash settled contingent consideration be recognized through operations each reporting period unless changes pertain to facts and circumstances that existed as of the acquisition date, in which case changes are recognized as adjustments to goodwill. Accordingly, after closing of the acquisition, the CVRs will be publically traded and its trading price will be used to determine the fair value. Further, each reporting period changes in the fair value of the liability will be reflected by the Company in operations based on the closing trading price on the last business day of the period and the number of CVRs outstanding as of that date.

In addition, in response to the Staff’s comment, the Company proposes to amend its footnote to the pro forma financial statements in the Registration Statement, as set forth on Appendix A.

Securities and Exchange Commission

January 15, 2013

Note 4 – Pro Forma Adjustments, page 151

(K) – page 154

4.	We note your disclosure regarding the $48.4 million deferred tax asset recorded related to net operating losses of BioMimetic that Wright believes it will be able to utilize. Please explain to us how this adjustment considers potential limitations on your ability to utilize the net operating losses (i.e., Section 382 limitations).

The Company considered the limitations imposed by Section 382 (“Section 382 Limitations”) when determining our ability to utilize the net operating loss carry-forwards expected to be acquired at the time of our acquisition of BioMimetic. The Section 382 Limitations considered as part of our analysis included the Section 382 Limitations resulting from any identified ownership changes experienced by BioMimetic prior to our acquisition as well as the ownership change that occurred in connection with our acquisition of BioMimetic. Based upon our understanding of the amount of BioMimetic net operating losses available and the value of BioMimetic at the time of any previous ownership changes, the resulting Section 382 Limitation appears sufficient to allow for the utilization of the net operating losses available at that date within the applicable carry-forward period.

Additionally, and in connection with the ownership change experienced by BioMimetic as a result of our acquisition, we have assumed that the minimum purchase price (i.e., the contingent cash rights) does not have any value for Section 382 purposes. Furthermore, and based on our estimates it appears that BioMimetic was likely in a net unrealized built-in-gain position for Section 382 purposes. We estimated the amount of realized built-in-gain using the Section 338 method described in Notice 2003-65 for the first five years following the merger. As a result, the amount of Section 382 Limitation in connection with the ownership change resulting from our acquisition of BioMimetic appears sufficient to allow BioMimetic’s federal net operating loss to be utilized within the applicable carry-forward period.

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In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

Securities and Exchange Commission

January 15, 2013

Please contact Martin Waters or Robert Kornegay of Wilson Sonsini Goodrich & Rosati at (858) 350-2300 if you have any questions or require further information regarding this matter.

Sincerely,

/s/ Lance A. Berry
Senior Vice President and Chief Financial Officer

cc:	James A. Lightman, Senior Vice President, General Counsel and Secretary
Martin Waters and Robert Kornegay of Wilson Sonsini Goodrich & Rosati

Securities and Exchange Commission

January 15, 2013

Appendix A

Footnote 3 on page 149 of the Registration Statement is proposed to be amended to state as follows:

“(3) Each CVR will entitle its holder to receive an additional $3.50 per share upon approval by the FDA of Augment® Bone Graft; an additional $1.50 per share the first time aggregate sales of specified products exceed $40 million during a consecutive 12 month period and an additional $1.50 per share the first time aggregate sales of specified products exceed $70 million during a consecutive 12 month period. The CVRs will be publically traded and will terminate on the earlier of the six year anniversary of the completion of the merger or the payment date for the second product sales milestone.

For purposes of these pro forma financial statements, the preliminary value of the CVRs was determined based on a market approach using Level 1 fair value inputs including the trading prices of shares of BioMimetic and Wright. This approach calculated an implied fair value of the acquiree, BioMimetic. The market capitalization of BioMimetic (using a 10-day average market price for BioMimetic shares, post announcement of the Merger Agreement, of $7.29 per share and 28,225,241 BioMimetic shares outstanding as of November 1, 2012 and the additional anticipated number of BioMimetic shares issued as a result of the conversion of certain outstanding BioMimetic options into shares) was used as a proxy for the fair value of BioMimetic. The value of the CVRs was then determined to be the residual value after the subtraction of the estimated value of total upfront consideration from the implied fair value of BioMimetic. The upfront consideration assumes holders of BioMimetic stock will receive $1.50 in cash and 0.2482 shares of Wright common stock. We also used a 10-day average market price for Wright shares, post announcement of the Merger Agreement, of $20.96. Accordingly, the preliminary value of the contingent value rights was calculated to be $17,441,340. Under this model, the implied market capitalization, total upfront consideration and the value of the CVRs varies with changes in the stock price of Wright and BioMimetic shares. The valuation of the CVRs for purposes of these pro forma financial statements does not reflect management’s assessment of the likelihood of achieving the milestones.

On the acquisition date, for purposes of preparing the ASC 805 purchase price allocation, the fair value assigned to the CVRs and the associated liability related to payments under the contingent value rights agreement will be based upon the CVRs’ market closing price and quantity of CVRs outstanding if the CVRs become publically traded on the closing date of the merger. If the CVRs are not yet publically traded, the same valuation methodology used for pro forma purposes, as described above, will be utilized to value the CVRs, however using the closing share price information for the Company and BioMimetic on the closing date of the merger. The material factors that may impact the valuation of the CVRs and ultimately the amount of goodwill to be recorded in the financial statements include the market’s expectation and potential timing for FDA approval of Augment® Bone Graft and the expected product sales and timing associated with the product subsequent to FDA approval considering the risk associated with the commercialization of the product. As a result of these factors, the valuation of the CVRs at the closing of the merger may be materially different than the amount included in the preliminary valuation for purposes of these pro forma financial statements.

Securities and Exchange Commission

January 15, 2013

Subsequent to the acquisition date, the CVRs will be publicly traded. The fair value of the CVRs and the associated liability related to payments under the CVR agreement will be remeasured at the end of each reporting period based on the closing trading price on the last business day of the period and the number of CVRs outstanding as of that date. Changes in fair value will be recognized in results of operations, unless changes pertain to facts and circumstances that existed as of the acquisition date, in which case changes will be recognized as adjustments to goodwill.”